SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of January 2, 1987 BELL CANADA and THE ROYAL TRUST COMPANY — COMPAGNIE TRUST ROYAL Trustee SIXTEENTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	3
1.02	Definitions	3

ARTICLE TWO
COVENANTS OF THE CORPORATION

2.01	Confirmation of Covenants	4

ARTICLE THREE
EXECUTION

3.01	Counterparts and Formal Date	5

THIS SIXTEENTH SUPPLEMENTAL TRUST INDENTURE made as of January 2, 1987

BETWEEN	BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montreal in the Province of Quebec, herein called the “Corporation”

OF THE FIRST PART

— and —
THE ROYAL TRUST COMPANY —COMPAGNIE TRUST ROYAL, a trust company incorporated under the laws of the Province of Quebec and having its head office in the City of Montreal in the said Province, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July l, 1976 between Bell Canada and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, Bell Canada has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10¾% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10½% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12½% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009 and $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009;

     AND WHEREAS effective January 1, 1987 Bell Canada amalgamated with its wholly-owned subsidiary, Bell Communications Systems Inc., pursuant to the provisions of the Canada Business Corporations Act;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 8.01 thereof, it is desirable that the Corporation enter into and execute this Sixteenth Supplemental Trust Indenture in favour of the Trustee to confirm the obligations of the Corporation.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01
ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Sixteenth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Sixteenth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Sixteenth Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Sixteenth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Definitions. In this Sixteenth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

          “Corporation” means Bell Canada, the corporation resulting from the amalgamation of Bell Canada and its wholly-owned subsidiary, Bell Communications Systems Inc., effective on January 1, 1987, pursuant to the provisions of the Canada Business Corporations Act; “Trust Indenture” means the Original Trust Indenture and all indentures supplemental thereto.

SECTION 2.01
ARTICLE TWO Covenants of the Corporation

     SECTION 2.01. Confirmation of Covenants. The Corporation hereby expressly covenants:

          (1) To pay punctually when due the principal moneys, premium, if any, interest and other moneys payable under the Trust Indenture;

          (2) To perform and observe punctually all the obligations of Bell Canada under the Trust Indenture and under and in respect of all outstanding Debentures; and

          (3) To observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Trust Indenture as fully and completely as if it had itself executed the Trust Indenture as Party of the First Part to the Trust Indenture and had expressly agreed therein to observe and perform the same.

SECTION 3.01
ARTICLE THREE Execution

     SECTION 3.01. Counterparts and Formal Date. This Sixteenth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of January 2, 1987.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) JOAN M. PETERS	by: (Signed) C. W. M. SCOTT
Witness

(Signed) LINE CHEVARIE	and: (Signed) GUY HOULE
Witness
(Seal)
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) N. FRASER	by: (Signed) R. BOURDON
Witness

(Signed) J. RIGON	and: (Signed) LOUIS LOCHHEAD
Witness	(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006